UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11657

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

Tupperware Brands Corporation Retirement Savings Plan
14901 South Orange Blossom Trail
Orlando, Florida 32837

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, Florida 32837

Tupperware Brands Corporation Retirement Savings Plan

Index to Financial Statements and Exhibits

(a) FINANCIAL STATEMENTS **Page No.**

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b) EXHIBITS

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 Consent of Independent Registered Certified Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tupperware Brands Corporation Retirement Savings Plan
(Name of Plan)

By: ______________________________
Thomas M. Roehlk
Management Committee for Employee Benefits

June 24, 2009
Orlando, Florida

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

McGladrey & Pullen
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
Tupperware Brands Corporation Retirement Savings Plan
Orlando, Florida

We have audited the accompanying statement of net assets available for benefits of Tupperware Brands Corporation Retirement Savings Plan (the "Plan") as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
June 24, 2009

LarsonAllen
LLP
CPAs, Consultants & Advisors

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator
The Tupperware Brands Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2007. This statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

LarsonAllen LLP
LarsonAllen LLP

Orlando, Florida
June 20, 2008

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
Assets		
Investments, at fair value		
Mutual funds	$ 33,241,864	$ 52,564,476
Common/collective trust fund	16,657,994	14,946,465
Common stock	8,182,102	12,394,210
Participant loans	1,859,458	1,858,855
Money market funds	99,647	182,155
Total investments	60,041,065	81,946,161
Accrued income	78,793	85,085
Total assets	60,119,858	82,031,246
Liabilities		
Accounts payable	12,163	7,281
Due to brokers for securites purchased	68,929	-
Total liabilities	81,092	7,281
Net assets available for benefits at fair value	60,038,766	82,023,965
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	898,566	162,431
Net assets available for benefits	$ 60,937,332	$ 82,186,396

See Accompanying Notes to Financial Statements

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

Net assets available for benefits, beginning of year	$ 82,186,396
Contributions:	
Company contributions	2,637,547
Participant contributions	2,392,145
Total contributions	5,029,692
Investment income(loss):	
Net depreciation in fair value of investments	(24,283,926)
Interest and dividend income	2,881,578
Total investment loss	(21,402,348)
Deductions:	
Benefits paid to participants	4,813,085
Administrative expenses	63,323
Total deductions	4,876,408
Net decrease during the year	(21,249,064)
Net assets available for benefits, end of year	$ 60,937,332

See Accompanying Notes to Financial Statements

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Note 1 - Description of the Plan

General

The Tupperware Brands Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan established in 1996 to cover eligible employees of Tupperware Brands Corporation and certain of its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The investment assets of the Plan are held in the Tupperware Brands Corporation Defined Contribution Trust (the "Trust") by Fidelity Management Trust Company ("Fidelity"), the Trustee of the Plan.

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits ("MCEB"), which functions as the Plan Administrator. MCEB is composed of certain officers and employees of the Company appointed by the Compensation and Management Development Committee of the Board of Directors of the Company (the "Compensation Committee").

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Eligibility

To be eligible for participation in the Plan an employee must have a base of employment within the United States or be a U.S. citizen participating in the U.S. Social Security program and employed by a foreign affiliate. Employees who are active participants in any other defined contribution plan to which the Company or any subsidiary makes contributions on their behalf, or are eligible for participation in any foreign retirement plan, are not eligible to participate in the Plan.

Prior to 2007, all eligible employees whose customary employment was at least 1,000 hours a year could participate in the Plan following the completion of six months of service. For new hires, the number of hours used in assessing "customary employment" was based on the position's expected work schedule. Effective January 1, 2007, an eligible employee became a participant in the Plan as soon as administratively practicable after the employee's employment commencement date unless he or she elected not to participate.

Contributions

A participant may elect to contribute from 1% to 25% of their compensation, in whole percentage points, up to $15,500 for 2008, subject to the limitation of the Internal Revenue Code (the "Code"). Beginning April 1, 2007, newly eligible employees are automatically enrolled in the Plan with an employee contribution election of three percent (3%) of his or her compensation. Participants are allowed to terminate or adjust their contribution percentage at any time during the year, but only once per pay period.

Note 1 - Description of the Plan (Continued)

For those participants who are 50 years old or older by the Plan's year-end and are making the maximum pre-tax contribution referred to above, an additional catch-up contribution of $5,000 was allowed in 2008.

Company contributions to the Plan are comprised of matching contributions and basic contributions and become effective after six months of continuous employment. Company matching contributions are 50% of the participant's contribution up to 6% of eligible compensation. Company basic contributions are 5% of eligible compensation up to the Social Security Wage Base (SSWB) and 6% above the SSWB. The Social Security Wage Base was $102,000 for 2008. Participants may also rollover amounts representing distributions from other qualified plans.

Investment Options

Participants can elect to invest their contributions and the Company's basic and matching contributions in 1% increments in any of fifteen different investment options including fourteen mutual funds and a stable value fund (common/collective trust fund). If a participant fails to elect any of the available investments under the Plan, then his/her account balance or contributions is automatically invested in the Fidelity Freedom Fund having a target retirement date closest to the year in which the participant will attain age 65.

Beginning April 1, 2007, participants can no longer direct new contributions or existing investments in other funds, to the Tupperware Stock fund (Stock Fund). Participants are allowed to continue to hold any investment and earnings thereon that was in the Stock Fund as of April 1, 2007. Participants may also choose to redirect amounts still invested in the Stock Fund into the Plan's other investment alternatives.

As of December 31, 2008, the investment alternatives include the following:

Tupperware Stock Fund – The Tupperware Stock Fund is a fund that primarily invests in shares of Tupperware Brands Corporation. Ownership is measured in units of the fund instead of shares of stock. As noted above, participants can no longer direct any of their account balance in other funds or new contributions to this fund; however dividend income received by the fund is reinvested in additional shares of Tupperware Brands Corporation stock.

American Funds – The Growth Fund of America Class R5: The American Funds is a domestic equity mutual fund and is a diversified portfolio consisting primarily of common stocks. The fund may also invest in convertible securities, nonconvertible preferred stocks and stocks of issuers outside the United States.

Dodge & Cox Stock Fund: This fund is a domestic equity mutual fund which seeks to provide long-term growth of principal and income with a secondary objective to provide reasonable current income. It invests primarily in a broadly diversified portfolio of common stocks. The fund invests in companies that

Note 1 - Description of the Plan (Continued)

appear to the fund managers to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth.

Spartan U.S. Equity Index Fund: The Spartan U.S. Equity Index Fund is a fund that normally invests at least eighty percent of its assets in common stocks included in the S&P 500 Index which broadly represents the performance of common stocks publicly traded in the United States.

Fidelity Small Cap Independence Fund: This fund is a growth mutual fund and generally invests eighty percent of its assets in securities of companies with small capitalizations similar to companies in the Russell 2000 Index or the S&P SmallCap 600 Index.

Fidelity Diversified International Fund: This fund is a growth mutual fund which seeks capital growth and invests in common stocks of foreign companies.

Fidelity Freedom Income Fund: This fund is an asset allocation fund which seeks high current income and some capital appreciation for those already in retirement. It invests approximately 35% in investment grade fixed income funds, 5% in high fixed income funds, 40% in short-term mutual funds and 20% in domestic equity funds.

Fidelity Managed Income Portfolio: This fund is a stable value fund. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and seeks to preserve the investment principal while earning interest income. This fund invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities and money market funds. This fund may also invest in future contracts, option contracts and swap agreements.

Fidelity Freedom Funds: These are asset allocation funds which seeks high total return until their target retirement date and thereafter seeks high current income and capital appreciation. The approximate investment mix of each of the Freedom funds is as follows:

	Domestic equity funds	**International equity funds**	**Investment grade fixed income funds**	**High yield income funds**	**Money market funds**
Fidelity Freedom 2000 Fund	23%	-	32%	5%	40%
Fidelity Freedom 2010 Fund	40%	10%	35%	5%	10%
Fidelity Freedom 2020 Fund	52%	13%	26%	7%	2%
Fidelity Freedom 2030 Fund	63%	16%	13%	8%	-
Fidelity Freedom 2040 Fund	68%	17%	6%	9%	-
Fidelity Freedom 2050 Fund	70%	20%	-	10%	

Note 1 - Description of the Plan (Continued)

Goldman Sachs Mid Cap Value Fund: This fund generally invests at least 80% of its net assets in a diversified portfolio of equity investments in mid-cap issuers selected by the manager, with public stock market capitalization within the range of the market capitalization of companies constituting the Russell Midcap Value Index.

Western Asset Core Bond: This fund is an income fund and seeks to provide maximum total return using what the fund manager considers to be prudent investment management as determined by its manager. It invests primarily in U.S. government obligations, other investment-grade fixed-income securities, and mortgage and asset-backed securities.

Participant Accounts

Assets and investment earnings of the Trust are held in investment accounts, which are managed and invested by the Trustee and by asset managers appointed by MCEB. Investment income and losses, as well as interest income, dividend income, and administrative expenses are allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

Each participant's account is credited with the participant's and Tupperware's contributions and allocation of plan earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance. All amounts in participant accounts are participant directed.

Vesting and Distribution Options

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants who are age 65 or over, die or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts. Upon

Note 1 - Description of the Plan (Continued)

termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions and related earnings in cash. Participants who entered the plan prior to October 1, 1998, may alternatively elect to have an annuity purchased on their behalf. For distributions from the Tupperware Brands Corporation Stock fund, participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash. Hardship withdrawals may be made only under limited circumstances. To qualify for a hardship withdrawal, the participant must be an active participant with an available pre-tax balance, all other non-hardship, in-service withdrawals must have been made, all loanable assets from the Plan must have been exhausted and the participant must declare that the hardship withdrawal meets one of the Internal Revenue Service's safe harbor provisions.

Participant Loans

Participants may borrow from their Plan account balances for terms of one to five years. A participant may have up to two loans outstanding at any one time. The aggregate amount of the loans outstanding is limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time a loan is made and loans bear interest at the prime rate plus one percentage point. The prime rate is defined as that published by the Wall Street Journal at the beginning of the month the loan is made. Repayments of principal and interest are credited to the borrowing participant's account and are allocated to investment funds using the participant's current investment election.

Forfeitures

Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. During 2008, $85,838 of forfeitures was applied to reduce Company contributions. At December 31, 2008 and 2007, the forfeited nonvested amount available to reduce future contributions was $179,718 and $172,638, respectively.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan as part of a stable value fund are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments by the Trust are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their fair market value.

The Tupperware Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Tupperware Brands Corporation common stock and the Fidelity Institutional Money Market Fund sufficient to meet the Fund's daily cash needs. The value of a unit reflects the combined market value of Tupperware's common stock and the cash investments held by the Fund. At December 31, 2008, 519,207 units were outstanding with a value of $15.96 per unit. At December 31, 2007, 564,736 units were outstanding with a value of $22.41 per unit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Note 2 - Summary of Significant Accounting Policies (Continued)

Administrative Expenses

Certain administrative, legal and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Expenses relating to participant transactions or loan service fees are deducted from those participants' accounts as transactions occur. Remaining costs, such as audit costs, are absorbed by the Company.

Note 3 - Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common/collective trusts, common stock and short-term investments. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.

In 2008 the U.S. economy moved into an economic recession that deepened during the latter portion of the year, triggered in part by an intensifying financial crisis. In response to the weaker demand, businesses cut production and employment, and postponed capital spending plans. As a result of the financial crisis and the economic slowdown, Federal government agencies including the U.S. Treasury Department (U.S. Treasury) and the Federal Reserve initiated several actions which changed the landscape of the U.S. financial services industry. The financial crisis intensified in September 2008 following the collapse of several leading investment banks.

Market dislocations throughout 2008, including the severe volatility, illiquidity and credit dislocations that were experienced in the debt and equity markets in the fourth quarter of 2008, adversely impacted the market value of the Plan's investments. For the year ended December 31, 2008, net depreciation in fair value of investments totaled $24.3 million, at least in part a result of a general decline in global economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 4 - Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157) which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

Note 4 - Fair Value Measurements (Continued)

Effective January 1, 2008, the Plan adopted SFAS 157 *Fair Value Measurements* and subsequently adopted certain related FASB staff positions. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The definition of fair value takes into consideration such factors as the principal or most advantageous market in which the Plan would transact for the asset or liability, and the assumptions that market participants would use in pricing the asset or liability, such as restrictions on sale or use of an asset or nonperformance for a liability. Adoption of SFAS 157 did not have a material impact on the Plan's financial statements.

SFAS 157 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

The following is the classification of investments pursuant to the fair valuation hierarchy along with a general description of the valuation methodologies used for investments measured at fair value.

Note 4 - Fair Value Measurements (Continued)

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual funds	$ 33,241,864	$ -	$ -	$ 33,241,864
Tupperware common stock	8,182,102			8,182,102
Money market funds	99,647			99,647
Common/collective trust fund		16,657,994		16,657,994
Participant loans			1,859,458	1,859,458
Total assets at fair value	$ 41,523,613	$ 16,657,994	$ 1,859,458	$ 60,041,065

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

	Level 3 Assets
Balance as of January 1, 2008	$ 1,858,855
Issuances, repayments and settlements, net	603
Balance as of December 31, 2008	$ 1,859,458

The Plan's valuation methodology used to measure the fair values of common stock and money market funds were derived from quoted market prices. For mutual funds, the net asset value (NAV) is calculated as of the end of each day based on the fund's securities for which market quotations are readily available. In the case of no readily available market quotation, the security is valued based on its fair value, which typically is the amount which the fund might reasonably expect to receive for the security upon a current sale. Participant loans, all of which mature by the end of 2013, and are secured by vested account balances of borrowing participants, are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008. The valuation techniques used to measure the fair value of the common/collective trust fund are included in Note 7.

Note 5 - Termination of the Plan

It is the intent of the Company that the Plan continues into the future. However, the MCEB, with approval of the Compensation Committee, reserves the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their

Note 5 - Termination of the Plan (Continued)

accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan at the time of termination.

Note 6 - Tax Status

The Plan has obtained a favorable determination letter from the Internal Revenue Service, dated August 12, 2003, on its tax status. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Note 7 - Investments

Common/Collective Trust Funds

During the year ended December 31, 2008, the Plan held investments in the Fidelity Managed Income Portfolio Fund (MIP), which is a common/collective trust fund (CCT) managed by Fidelity Investments.

The MIP is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is dedicated to the management of assets of defined contribution plans. The MIP invests in underlying assets, typically fixed income securities or bond funds and enters into liquidity agreements, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions for a fee. A portion of the MIP is invested in a money market fund to provide daily liquidity. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met.

The fair value of the MIP equals the total of the fair value of the underlying assets and wrap contracts. The fair value of underlying assets other than the wrap contracts, which includes investments in money market funds and various debt and fixed income securities, is determined by the trustees of the MIP using a combination of readily available most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The fair value of the wrap contracts is determined using a discounted cash flow model using market data and considers recent fee bids as determined by recognized dealers.

Investment contracts (wrap contracts) are designed to permit the use of book value accounting to maintain a constant $1 unit price and to provide for the payment of participant-directed withdrawals and exchanges at book value (principal and interest accrued to date) during the term of the investment contracts.

Note 7 – Investments (Continued)

However, withdrawals prompted by certain events (e.g., termination of MIP, changes in laws or regulations) may be paid at market value which may be less than book value. For the MIP, contract value equals the sum of all of the benefits owed to the participants in the fund whereas fair value equals the sum of the market value of all of the fund's investments.

As the MIP invests primarily in fully benefit-responsive investment contracts it is subject to the reporting requirements under Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 (FSP 94-4-1) which require the CCT to be reported at fair value in the Plan's financial statements. The FSP also provides that an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As a result, the Fidelity Managed Income Portfolio is included in investments on the statement of net assets available for benefits at fair value of the underlying assets and wrap contracts based on the proportionate ownership of the Plan's participants. The difference between the fair value and the contract value of the fully benefit-responsive contracts held by the CCT is presented separately in the statement of net assets available for benefits.

The market value spot yield (underlying investment return) earned by the MIP was approximately 3.57% for the year ended December 31, 2008. The contract value spot yield credited to participants was approximately 3.04% for the year ended December 31, 2008.

In 2009, the MCEB voted to eliminate the MIP as a Plan investment selection effective February 2010, and is currently studying other investments options to replace the MIP.

Other Investments Related Disclosures

Investments that represent five percent or more of the Plan's end of the year net assets available for benefits at December 31, 2008 and 2007, were as follows:

Note 7 – Investments (Continued)

Description	December 31, 2008	December 31, 2007
Fidelity Managed Income Portfolio *	$ 17,556,559	$ 15,108,896
Tupperware Brands Corporation Common Stock	8,182,102	12,394,210
Fidelity Freedom 2030 Fund	5,862,423	9,690,576
Fidelity Freedom 2010 Fund	4,417,500	5,639,605
Spartan US Equity Index Fund	4,210,390	7,443,534
Fidelity Diversified International Fund	3,508,499	7,132,645
Fidelity Small Cap Independence Fund	3,458,773	6,895,539
Dodge & Cox Stock Fund	3,243,138	5,542,338
Fidelity Freedom Income	3,196,370	**

* At contract value
** Investment did not exceed 5% in 2007.

In total, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

	2008
Mutual funds	$ (20,623,718)
Tupperware Brands Corporation common stock	$ (3,660,208)
Net depreciation in fair value of investments	$ (24,283,926)

The Plan's investments are held, invested and administered by Fidelity. Fidelity administers the Plan pursuant to a Trust agreement dated September 1, 2000.

Net gains and losses are computed by the Trustee. Investment earnings are automatically reinvested into the fund from which they are derived.

Note 8 - Related Party Transactions:

Certain Plan investments are shares of investments managed by Fidelity, the Trustee of the Plan. Transactions with the Trustee qualify as party-in-interest transactions. Amounts paid to Fidelity were for trustee, administrative and performance management fees in the amount of $31,435; no fees were paid by the Plan for investment management services.

The Plan invests in the stock of the Company, and as of December 31, 2008 and 2007, the current value and number of shares was $8,182,102 and 360,445 and $12,394,210 and 375,241, respectively. During 2008, the Plan purchased and sold on the open market 10,200 shares for $279,876 and 24,996 shares for $831,776, respectively. Purchases of shares were from reinvesting dividend and interest income received by the Tupperware Brands Corporation Stock Fund.

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Note 9 - Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$ 60,937,332	$ 82,186,396
Less : Adjustments from fair value to contract value for fully benefit responsive investment contracts	(898,566)	(162,431)
Net assets available for benefits per the Form 5500	$ 60,038,766	$ 82,023,965

The following is a reconciliation of the investment loss per the financial statements to the Form 5500:

	December 31, 2008
Total investment loss per the financial statements	$ (21,402,348)
Less : Adjustments from fair value to contract value for fully benefit responsive investment contracts	(736,135)
Total investment loss per the Form 5500	$ (22,138,483)

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
E.I.N. 36-4062333 PLAN NO. 002
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d)**	(e) Current Value
	Common/Collective Trust			
*	Fidelity Managed Income Portfolio	17,556,559 shares		$ 16,657,994
	Mutual Funds			
*	Fidelity Freedom 2030 Fund	600,658 shares		5,862,423
*	Fidelity Freedom 2010 Fund	426,400 shares		4,417,500
	Spartan US Equity Index Fund	131,987 shares		4,210,390
*	Fidelity Diversified International Fund	163,110 shares		3,508,499
*	Fidelity Small Cap Independence Fund	328,468 shares		3,458,773
	Dodge & Cox stock	43,608 shares		3,243,138
*	Fidelity Freedom Income Fund	334,348 shares		3,196,370
*	Fidelity Freedom 2020 Fund	278,890 shares		2,802,846
*	Fidelity Freedom 2000 Fund	127,873 shares		1,285,124
*	Fidelity Freedom 2040 Fund	130,262 shares		728,165
	American Fund - Growth Fund of America	11,208 shares		229,085
	Western Asset Core Bond Fund	11,120 shares		100,973
*	Fidelity Freedom 2050 Fund	15,388 shares		99,409
	Goldman Sachs Midcap Value Fund	4,467 shares		99,169
	Total Mutual funds			33,241,864
	Common stock			
*	Tupperware Brands Corporation, Common Stock $0.01 par	360,445 shares		8,182,102
	Money Market Funds			
*	Fidelity Institutional Cash Portfolio	99,647 shares		99,647
*	**Participant Loans**			
	Interest rates ranged from 5.0% - 10.5% terms from 1 to 5 years	Maturing through 2013		1,859,458
	Total investments, at fair value			$ 60,041,065

*Identified as a party-in-interest
** (d) Cost information has been omitted as all investments are participant directed.

McGladrey & Pullen
Certified Public Accountants

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement (No. 333-18331) on Form S-8 of Tupperware Brands Corporation of our report dated June 24, 2009 relating to the financial statements and supplemental schedule of the Tupperware Brands Corporation Retirement Savings Plan which appears in this Annual Report on Form 11-K of the Tupperware Brands Corporation Retirement Savings Plan for the year ended December 31, 2008.

McGladrey & Pullen, LLP

Orlando, Florida
June 24, 2009

LarsonAllen LLP

CPAs, Consultants & Advisors

EXHIBIT 23.2

Consent of Independent Registered Certified Public Accounting Firm

Participants and Administrator
Tupperware Brands Corporation Retirement Savings Plan

We consent to incorporation by reference in the registration statement (No. 333-18331) on Form S-8 of Tupperware Brands Corporation of our report dated June 20, 2008, with respect to the statement of net assets available for benefits of the Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K/A of the Tupperware Brands Corporation Retirement Savings Plan.

LarsonAllen LLP

LarsonAllen LLP

Orlando, Florida
June 22, 2009